Exhibit 18.1 Preferability Letter from M&K CPAS, PLLC

August 9, 2023

The Board of Directors

SKYX Platforms Corp.

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of SKYX Platforms Corp. (the Company) for the three and six months ended June 30, 2023, and have read the Company’s statements contained in Note 2 to the condensed financial statements included therein. As stated in Note 2 to those financial statements, the Company changed its method of accounting for revenue recognition for products shipped by third-party providers. Note 2 also states that the newly adopted accounting principle is preferable in the circumstances because this change is consistent with new operations resulting from a newly acquired entity and does not significantly impact the revenues historically recorded by the company. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2022, nor have we audited the information set forth in the aforementioned Note 2 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ M&K CPAS, PLLC